Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
ICICI Bank Limited
We consent to the use of our reports dated 31 May 2007, with respect to the consolidated balance sheets of ICICI Bank Limited and subsidiaries ( the ‘Company’) as of 31 March 2007 and 2006, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three year period ended 31 March 2007, management’s assessment of the effectiveness of internal control over financial reporting as of 31 March 2007 and the effectiveness of internal control over financial reporting as of 31 March 2007, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG
Mumbai, India
13 June 2007